Exhibit 99.1

Baidu Announces Third Quarter 2018 Results

BEIJING, China, October 31, 2018 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced its unaudited financial results for the third quarter ended September 30, 20181.

“Baidu delivered a solid third quarter with impressive results from search, feed and new AI businesses. Feed revenue has been a bright spot in driving Baidu’s revenue growth due to robust user traffic growth, as well as strong traction with Baidu’s video offerings,” said Robin Li, Chairman and CEO of Baidu. “On the AI side, DuerOS continues to see strong adoption with an installed base reaching 141 million and voice queries surpassing 800 million in September 2018. On Apollo, we are gaining valuable L4 operational experience, with fully autonomous Apolong minibuses powered by Apollo running in over 10 locations.”

“Baidu’s third quarter revenues were strong, growing 27%2 year over year to RMB 28.2 billion. Net income attributable to Baidu grew 56% year over year to RMB 12.4 billion, while non-GAAP net income attributable to Baidu grew 47% year over year to RMB 6.7 billion,” said Herman Yu, CFO of Baidu. “We are seeing strong traffic and revenue growth from feed in Baidu App and replicating this formula to develop other feed apps, such as Haokan, our short-video app.”

Third Quarter 2018 Financial Highlights

•	Total revenues were RMB 28.2 billion ($4.11 billion), increasing 27% year over year. Total revenues of Baidu Core were RMB 21.6 billion ($3.15 billion), increasing 25% year over year.

•

Operating income was RMB 4.4 billion ($645 million), decreasing 6% year over year, and operating margin was 16%, compared to 21% for the third quarter of 2017. Operating income of Baidu Core was RMB 7.0 billion ($1.02 billion), increasing 26% year over year, and operating margin was 32%, similar to the third quarter of 2017.

•

Non-GAAP operating income was RMB 5.7 billion ($825 million), increasing 2% year over year, and non-GAAP operating margin was 20%, compared to 25% for the third quarter of 2017. Non-GAAP operating income of Baidu Core was RMB 8.1 billion ($1.17 billion), increasing 26% year over year, and non-GAAP operating margin of Baidu Core was 37%, similar to the third quarter of 2017.

•

Net income attributable to Baidu was RMB 12.4 billion ($1.80 billion), increasing 56% year over year, and diluted earnings attributable to Baidu per ADS was RMB 35 ($5.13), increasing 47% year over year. Net income attributable to Baidu Core was RMB 14.3 billion ($2.08 billion), increasing 63% year over year.

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8680 to US$1.00, the effective noon buying rate as of September 28, 2018, in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2]

Starting from January 1, 2018, Baidu adopted a new revenue accounting standard (ASC 606), which reclassifies value added tax from the cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand our business performance and operating trends, 2017 net revenues have been used to calculate all percentage changes in revenues, percentage changes in revenues per online marketing customer, operating margin, non-GAAP operating margin, and adjusted EBITDA margin. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added taxes, which is presented on the same basis as 2018 and going forward.

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•

Non-GAAP net income attributable to Baidu[3] was RMB 6.7 billion ($973 million), increasing 47% year over year, and non-GAAP diluted earnings per ADS[4] was RMB 19 ($2.77), increasing 46% year over year. Non-GAAP net income attributable to Baidu Core was RMB 8.4 billion ($1.22 billion), increasing 57% year over year.

Other Highlights

Corporate

•

Baidu Input Method Editor (mobile keyboard) reached 320 million in average Daily Active Users (DAUs), up 23% year over year, in September 2018, driven by the popularity of IME’s voice input with daily voice queries surpassing 300 million, or an increase of 130% year over year.

•

Baidu is the first Chinese member to join the Partnership on AI, a technology industry consortium consisting of over 70 non-profit and for-profit partners in ten countries to study and formulate AI best practices, advance the public’s understanding of AI, and serve as an open platform for discussion about AI and its impact on people and society.

•	Baidu formed strategic partnerships with China Unicom and Intel to build up the 5G+AI innovation labs to integrate 5G networks into AI applications.

•

Baidu received the top award in the 2018 Google AI Open Images-Object Detection Track, a prestigious large-scale object detection global competition, for its use of dynamic sampling network technologies.

•	IDC presented Baidu with the Asia-Pacific City Award, which recognizes Baidu for innovation in energy conservation, security protection and smart building management.

•

Baidu completed the divestiture of its financial service business, Du Xiaoman Financial (“Du Xiaoman”) on August 22, 2018, the last of the announced divestitures. As a result of the transaction, Baidu holds a minority equity interest in Du Xiaoman, and Du Xiaoman was deconsolidated from Baidu’s consolidated financial statements.

•	As of September 30, 2018, Baidu has returned $487 million to its shareholders under the 2018 Share Repurchase Program announced in June 2018.

Search and Feed

•	Baidu App DAUs reached a peak of 161 million in August and averaged 151 million in September 2018, increasing 19% year over year.

•	Baijiahao, or BJH, accounts’ content ecosystem exceeded 1.5 million publishers in September 2018.

•

Initial feedback from developers for Baidu’s Smart Mini Programs during pilot testing has been very positive with monthly active users surpassing 100 million in September 2018. Baidu’s Smart Mini Programs has been open to all developers since the end of September 2018 and is expected to be open sourced at the end of the year.

[3]

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, the gain or loss associated with the issuance of the shares by our equity method investees at a price higher or lower than our carrying value per share, disposal gain or loss, impairment of long-term investments and fair value change of long-term investments, as adjusted for the tax effects on non-GAAP adjustments.

[4]	Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu.

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•

Baidu received the Gold Net Digital Enterprise Award, which recognizes JD.com’s marketing campaign on Baidu for its creative integration of content, technology and marketing. Innovation and strong targeting capabilities on Baidu’s marketing platform also earned Baidu eight other industry awards, including the Social Marketing Gold Award, Big Data Marketing Gold Award and Mobile Marketing Gold Award.

•

During third quarter 2018, Baidu’s AI blocked over 430 million medical ad materials to combat misleading and low-quality medical advertisements. In addition, Baidu is developing a search solution to enable licensed medical institution verification, shift healthcare information into a structured format to enhance service comparison among medical institutions, and leverage AI to screen the quality of information on their landing pages. Baidu’s medical initiatives aim to aid the increase in accessibility and standardization of medical services from the private sector in China, to supplement state-own medical facilities and better serve the large Chinese population.

DuerOS

•	In September, DuerOS installed base reached 141 million, up from 100 million in July, and voice queries on DuerOS surpassed 800 million, which roughly doubled in the last three months.

•	DuerOS skills store, which has a community of 24,000 third-party developers, now offers over 800 skills, including education, cooking and game skills, such as VIPKID, Cooking Recipes and Digital Pets.

•

Baidu’s Xiaodu Smart Speaker was ranked the highest intelligence level, compared to other smart speakers at the 2018 Artificial Intelligence Developer Conference held by China Artificial Intelligence Industry Alliance.

•	Baidu released a PopIn Aladdin hybrid voice-activated lamp/TV projector powered by DuerOS in Japan, which received the 2018 Good Design Award and 2018 Kid Design Award.

•

Sony, TCL, and Skyworth released smart televisions powered by DuerOS, including the Sony A9F and Z9F, TCL XESS series, Skyworth MAX TV LED series and MAX TV OLED series, and Skyworth Quanshi AI G50 and G60 models.

•

iQIYI and Beijing Gehua Cable TV Network co-launched a hybrid TV box in Q3 2018, featuring DuerOS voice assistant, voice-activated video search, and children’s mode. The Gehua hybrid TV box enables users to access iQIYI videos and cable TV from one box, an industry first.

•	Baidu formed a multi-year strategic partnership UCAR Inc., a.k.a. Shenzhou Rental, a car rental and ride hailing service provider based in Beijing, to install DuerOS in its new fleet of vehicles.

Apollo

•	Apollo has garnered 130 OEM, Tier 1 parts supplier and other partners, adding recently Groupe PSA, WABCO, Changsha municipality, China Transinfo Technology Corporation and China Datang Corporation.

•

Activated users on Baidu Maps Intelligent Voice Assistant reached 140 million. Baidu Maps Intelligent Voice Assistant supports voice-activated wake word, multi-round conversation, and long and complex commands.

ABC Cloud and AI Solutions

•

Analysys recognized Baidu ABC Cloud as the fastest growing, and one of the top three most technologically advanced, cloud service providers in China in its China Cloud Service Enterprise Innovation and Development Research Report published in September 2018.

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•

Baidu upgraded its Chinese-English simultaneous machine translation system with anticipation capabilities and controllable latency, representing a major breakthrough in natural language processing. The system significantly improves translation speed and accuracy and aims to make simultaneous translation more accessible to the general public.

•

Baidu has partnered with Beijing Haidian Park to provide visitors with an AI-powered experience, featuring Xiamen King Long Motors’ Apolong fully autonomous L4 mini buses powered by Apollo and smart speakers powered by DuerOS voice assistant at resting pavilions throughout the park.

•

Baidu has partnered with fourteen botanical gardens and twelve museums across China to provide visitors with AI-powered immersive, interactive experience. At the botanical gardens, visitors can perform visual search to identify a plant’s species and take a guided tour with AR maps. At the museums, users can perform visual and AR search to learn more about historical artifacts, as well as take a smart guided tour with indoor maps.

iQIYI

•	In September 2018, iQIYI’s subscribers reached 80.7 million, representing a record quarterly net addition of 13.5 million, driven by original blockbuster content.

•	iQiyi-original Story of Yanxi Palace garnered over 20 billion total video views during Q3 2018.

•	iQIYI ranked No. 1 across reach and engagement operating metrics in Q3 2018 according to third party market research firms.

•

The QIYU VR II headset from iQIYI reached the top ranking on both JD.com and TMall in the ‘Over 2,000 RMB mid-to-high-end VR all-in-one’ headset category. The QIYU VR II won the 2018 METIS Award for Virtual Reality/Augmented Reality Innovation, a.k.a. the AM Turing Award, representing one of the highest honors in the field.

Third Quarter 2018 Results

Total revenues reached RMB 28.2 billion ($4.11 billion), increasing 27% year over year. Online marketing revenues were RMB 22.5 billion ($3.27 billion), increasing 18% year over year. Baidu had approximately 522,000 active online marketing customers5, increasing 7% year over year. Revenue per online marketing customer was approximately RMB 43,100 ($6,300), increasing 12% year over year. Other revenues reached RMB 5.7 billion ($833 million), increasing 80% year over year, which was mainly due to the robust growth in iQIYI membership and other businesses.

Revenue from Baidu Core6 reached RMB 21.6 billion ($3.15 billion), increasing 25% year over year, while revenue from iQIYI reached RMB 6.9 billion ($1.01 billion), increasing 48% year over year.

[5]	The number of active online marketing customers and revenue per online active customer exclude our group-buying and delivery related businesses for consistency with previous reporting.
[6]

Since the beginning of 2017, we have disposed of certain non-core businesses including Baidu Mobile Games, Baidu Deliveries, Global DU businesses, and Du Xiaoman (our financial services business). Those businesses generated approximately RMB 1.0 billion revenues and 0.4 billion operating profit, excluding share-based compensation expenses, for the third quarter of 2018.

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Content costs were RMB 6.7 billion ($981 million), representing a 73% increase year over year, mainly due to iQIYI’s increased content costs and, to a lesser extent, increased investment in BJH accounts, Baidu feeds’ content network.

Traffic acquisition cost was RMB 3.1 billion ($450 million), representing a 25% increase year over year.

Bandwidth costs were RMB 1.7 billion ($247 million), representing an 18% increase year over year.

Other cost of revenues, which includes depreciation, operation costs, sales tax and surcharges and share-based compensation, was RMB 2.7 billion ($393 million), increasing 1% year over year.

Selling, general and administrative expenses were RMB 5.6 billion ($821 million), increasing 51% year over year, primarily due to increased investment in channel and promotional marketing.

Research and development expenses were RMB 3.9 billion ($570 million), increasing 21% year over year, primarily due to the growth of personnel-related costs.

Operating income was RMB 4.4 billion ($645 million), decreasing 6% year over year. Non-GAAP operating income was RMB 5.7 billion ($825 million), increasing 2% year over year. Operating income of Baidu Core was RMB 7.0 billion ($1.02 billion), increasing 26% year over year. Non-GAAP operating income of Baidu Core was RMB 8.1 billion ($1.17 billion), increasing 26% year over year.

Total other income was RMB 9.0 billion ($1.31 billion), increasing 108% year over year, mainly due to gains from the disposal of Du Xiaoman, our financial services business, and Global DU businesses, in other income, net. For the third quarter of 2017, total other income was RMB 4.3 billion, mainly due to a gain from the disposal of Baidu Deliveries.

Income tax expense was RMB 2.1 billion ($299 million), compared to RMB 1.1 billion in the third quarter of 2017. Effective tax rate was 15%, compared to 12% last year, which benefited from the disposal of certain subsidiaries.

Net loss attributable to noncontrolling interests was RMB 1.0 billion ($146 million), which mainly consisted of losses from iQIYI allocated to noncontrolling interests. Noncontrolling interests were converted from preferred shares to ordinary shares in April 2018 upon the completion of iQIYI’s IPO, and, thus, losses were not allocable prior to the IPO.

Net income attributable to Baidu was RMB 12.4 billion ($1.80 billion), increasing 56% year over year. Diluted earnings per ADS amounted to RMB 35 ($5.13). Net income attributable to Baidu Core was RMB 14.3 billion ($2.08 billion), increasing 63% year over year. Non-GAAP net income attributable to Baidu was RMB 6.7 billion ($973 million), increasing 47% year over year. Non-GAAP diluted earnings per ADS amounted to RMB 19 ($2.77). Non-GAAP net income attributable to Baidu Core was RMB 8.4 billion ($1.22 billion), increasing 57% year over year.

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Adjusted EBITDA reached RMB 6.8 billion ($988 million) and adjusted EBITDA margin was 24%. Adjusted EBITDA for Baidu Core reached RMB 9.0 billion ($1.31 billion) and adjusted EBITDA margin for Baidu Core was 42%.

As of September 30, 2018, cash, cash equivalents, restricted cash and short-term investments were RMB 104.5 billion ($15.22 billion). Free cash flow was RMB 9.1 billion ($1.33 billion). Excluding iQIYI, cash, cash equivalents, restricted cash and short-term investments were RMB 94.8 billion ($13.81 billion), as of September 30, 2018. Excluding iQIYI, free cash flow was RMB 8.3 billion ($1.21 billion)

Financial Guidance

For the fourth quarter of 2018, Baidu expects revenues to be between RMB 25.48 billion ($3.71 billion) and RMB 26.72 billion ($3.89 billion), representing a 15% to 20% increase year over year and, excluding revenues from announced divestures, 20% to 26% increase year over year.

Previously announced divestures together generated approximately RMB 1.0 billion in quarterly revenues for each of the first three quarters in 2018 and, fourth quarter guidance does not include any revenues from announced divestures, as these transactions have been consummated. This forecast reflects Baidu’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

Baidu’s management will hold an earnings conference call at 9:15 PM on October 30, 2018, U.S. Eastern Time (9:15 AM on October 31, 2018, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65 67135090
China	4006208038
US:	+1 8456750437
UK:	+44 2036214779
Hong Kong:	+852 30186771
Passcode for all regions:	8258806

A replay of the conference call may be accessed by phone at the following number until November 7, 2018:

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International:	+61 2 8199 0299
Passcode:	8258806

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. Baidu aims to make a complex world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU.” Currently, ten ADSs represent one Class A ordinary share.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-4958

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fourth quarter of 2018, quotations from management in this announcement, as well as Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

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Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income/loss, non-GAAP operating margin, non-GAAP net income attributable to Baidu, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, the gain or loss associated with the issuance of shares by Baidu’s equity method investees at a price higher or lower than the carrying value per share, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, as adjusted for related income tax effects. Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated based on non-GAAP net income attributable to Baidu. Adjusted EBITDA represents operating income excluding depreciation, amortization (excluding the amortization of licensed copyrights and produced content of iQIYI) and share-based compensation expenses. Free cash flow represents net cash provided by operating activities less capital expenditures.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

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Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended
(In RMB millions except for share, per share (or ADS) information)	September 30, 2017	June 30, 2018	September 30, 2018
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	20,108	21,065	22,481
Others	3,381	4,907	5,722

Total revenues (note 1)	23,489	25,972	28,203

Operating costs and expenses:
Content costs	3,897	5,213	6,736
Traffic acquisition costs	2,476	2,698	3,090
Bandwidth costs	1,440	1,550	1,695
Others	3,988	2,551	2,697

Cost of revenues (note 2)	11,801	12,012	14,218
Selling, general and administrative (note 2)	3,746	4,505	5,641
Research and development (note 2)	3,242	4,033	3,916

Total operating costs and expenses	18,789	20,550	23,775

Operating income	4,700	5,422	4,428

Other income:
Interest income	876	882	1,258
Interest expense	(557)	(478)	(479)
Foreign exchange income(loss), net	(130)	30	(54)
Income (loss) from equity method investments	(73)	69	419
Other income, net	4,229	231	7,877

Total other income	4,345	734	9,021

Income before income taxes	9,045	6,156	13,449
Income taxes	1,097	1,086	2,053

Net income	7,948	5,070	11,396

Less: net income (loss) attributable to noncontrolling interests	(1)	(1,332)	(1,000)

Net income attributable to Baidu	7,949	6,402	12,396

Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
-Basic	24.25	18.32	35.53
-Diluted	24.05	18.14	35.26
Earnings per share for Class A and Class B ordinary shares:
-Basic	242.48	183.16	355.27
-Diluted	240.49	181.36	352.57
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,703,924	34,953,564	34,891,733
Diluted	34,991,177	35,299,428	35,158,747

(1)	Starting on January 1, 2018, valued added tax has been reclassified from cost of revenues to net against revenues.

To increase comparability of operating results and help investors better understand our business performance and trends, 2017 net revenues have been presented. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added-taxes, which is presented on the same basis as 2018 and going forward.

	Three Months Ended
	September 30, 2017	June 30, 2018	September 30, 2018
	Unaudited	Unaudited	Unaudited
Gross revenues	23,489	27,520	29,876
Less: value added taxes	1,320	1,548	1,673

Net revenues	22,169	25,972	28,203

(2) Includes share-based compensation expenses as follows:

Cost of revenues	53	60	58
Selling, general and administrative	252	302	545
Research and development	536	755	636

Total share-based compensation expenses	841	1,117	1,239

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In RMB millions except for share information)	December 31, 2017	September 30, 2018
	Audited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	11,084	15,775
Restricted cash	252	15
Short-term investments	89,381	88,716
Other invested securities	18,350	—
Accounts receivable, net	4,571	5,455
Loans and interest receivable, net	23,938	—
Amounts due from related parties	168	23,321
Other assets, current	3,425	6,700

Total current assets	151,169	139,982

Non-current assets:
Fixed assets, net	12,475	16,197
Intangible assets, net	5,467	8,732
Goodwill	15,806	17,051
Long-term investments, net	56,283	80,589
Loans and interest receivable, net	3,467	—
Amounts due from related parties	9	1,994
Deferred tax assets, net	1,532	1,049
Other assets, non-current	5,520	9,742

Total non-current assets	100,559	135,354

Total assets	251,728	275,336

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	1,244	1,173
Amounts due to the third-party investors	38,486	—
Accounts payable and accrued liabilities	27,523	33,743
Customer advances and deposits	6,785	7,599
Deferred revenue	788	1,840
Deferred income	568	519
Long-term loans, current portion	10	10
Notes payable,current portion	6,500	6,856
Amounts due to related parties	153	873

Total current liabilities	82,057	52,613

Non-current liabilities:
Deferred income	73	50
Deferred revenue	—	1,431
Amounts due to related parties	—	3,008
Long-term loans	6,701	7,069
Notes payable	29,111	34,142
Deferred tax liabilities	3,375	3,989
Other non-current liabilities	39	190

Total non-current liabilities	39,299	49,879

Total liabilities	121,356	102,492

Redeemable noncontrolling interests	11,022	—
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,614,978 shares and 27,654,802 shares issued and outstanding as at December 31, 2017 and September 30, 2018	—	—
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,201,254 shares and 7,201,254 shares issued and outstanding as at December 31, 2017 and September 30, 2018	—	—
Additional paid-in capital	12,088	32,090
Retained earnings	102,328	127,201
Accumulated other comprehensive income	930	399

Total Baidu, Inc. shareholders’ equity	115,346	159,690

Noncontrolling interests	4,004	13,154

Total equity	119,350	172,844

Total liabilities, redeemable noncontrolling interests, and equity	251,728	275,336

Baidu, Inc.

Selected Information

	Three Months Ended
(In RMB millions, unaudited)	September 30, 2017	June 30, 2018	September 30, 2018
Baidu Core	18,342	20,018	21,606
iQIYI	4,951	6,170	6,914
Intersegment eliminations & adjustments	196	(216)	(317)

Total Revenues	23,489	25,972	28,203

Baidu Core	5,589	6,736	7,015
iQIYI	(1,067)	(1,328)	(2,591)
Intersegment eliminations & adjustments	178	14	4

Operating income	4,700	5,422	4,428
Baidu Core	32%	34%	32%
iQIYI	(23%)	(22%)	(37%)
Operating margin (note 1)	21%	21%	16%

Baidu Core	6,377	7,769	8,050
iQIYI	(1,014)	(1,244)	(2,387)
Intersegment eliminations & adjustments	178	14	4

Non-GAAP operating income	5,541	6,539	5,667
Baidu Core	37%	39%	37%
iQIYI	(22%)	(20%)	(35%)
Non-GAAP operating margin (note 1)	25%	25%	20%

Baidu Core	8,784	8,158	14,309
iQIYI	(1,052)	(2,097)	(3,140)
Intersegment eliminations & adjustments(note 2)	217	341	1,227

Net income attributable to Baidu	7,949	6,402	12,396
Baidu Core	51%	41%	66%
iQIYI	(23%)	(34%)	(45%)
Net margin (note 1)	36%	25%	44%

Baidu Core	5,335	8,565	8,357
iQIYI	(966)	(2,013)	(2,939)
Intersegment eliminations & adjustments (note 2)	184	881	1,267

Non-GAAP net income attributable to Baidu	4,553	7,433	6,685
Baidu Core	31%	43%	39%
iQIYI	(21%)	(33%)	(43%)
Non-GAAP net margin (note 1)	21%	29%	24%

Baidu Core	7,574	8,562	8,982
iQIYI	(907)	(1,125)	(2,150)
Intersegment eliminations & adjustments	178	(20)	(43)

Adjusted EBITDA	6,845	7,417	6,789
Baidu Core	44%	43%	42%
iQIYI	(19%)	(18%)	(31%)
Adjusted EBITDA margin (note 1)	31%	29%	24%

(1)

Starting on January 1, 2018, valued added tax has been reclassified from cost of revenues to net against revenues. To increase comparability of operating results and help investors better understand our business performance and trends, 2017 net revenues have been used to calculate operating margin, non-GAAP operating margin, non-GAAP net income margin and adjusted EBITDA margin. 2017 net revenues are defined as gross revenues under legacy GAAP after the deduction of value added-taxes, which is presented on the same basis as 2018 and going forward.

(2)	Primarily related to net loss attributable to iQIYI noncontrolling interests.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

	Three months ended
(In RMB millions except for ADS and per ADS information, unaudited)	September 30, 2017	June 30, 2018	September 30, 2018
Operating income - Baidu Core	5,589	6,736	7,015
Add: Share-based compensation expenses	788	1,033	1,035

Non-GAAP operating income - Baidu Core	6,377	7,769	8,050

Add: Depreciation of fixed assets	868	760	885
Add: Amortization of intangible assets	329	33	47

Adjusted EBITDA - Baidu Core	7,574	8,562	8,982

Operating loss - iQIYI	(1,067)	(1,328)	(2,591)
Add: Share-based compensation expenses	53	84	204

Non-GAAP operating loss - iQIYI	(1,014)	(1,244)	(2,387)

Add: Depreciation of fixed assets	89	74	81
Add: Amortization of intangible assets	18	45	156
Adjusted EBITDA - iQIYI	(907)	(1,125)	(2,150)

Operating income - consolidated	4,700	5,422	4,428
Add: Share-based compensation expenses	841	1,117	1,239

Non-GAAP operating income - consolidated	5,541	6,539	5,667

Add: Depreciation of fixed assets	957	834	966
Add: Amortization of intangible assets	347	44	156

Adjusted EBITDA-consolidated	6,845	7,417	6,789

Net income attributable to Baidu core	8,784	8,158	14,309
Add: Share-based compensation expenses	788	1,033	1,035
Add: Loss associated with the dilution of equity method investees, net of tax	257	174	45
Add: Disposal loss(gain), net of tax	(4,659)	(462)	(6,697)
Add: Impairment of long-term investments, net of tax	165	—	298
Add: Fair value change of long-term investments, net of tax	—	(338)	(633)

Non-GAAP net income attributable to Baidu core	5,335	8,565	8,357

Net loss attributable to iQIYI	(1,052)	(2,097)	(3,140)
Add: Share-based compensation expenses	53	84	204
Add: Loss associated with the dilution of equity method investees, net of tax	—	—	—
Add: Disposal loss(gain), net of tax	—	—	—
Add: Impairment of long-term investments, net of tax	33	—	—
Add: Fair value change of long-term investments, net of tax	—	—	(3)

Non-GAAP net loss attributable to iQIYI	(966)	(2,013)	(2,939)

Net income attributable to Baidu	7,949	6,402	12,396
Add: Share-based compensation expenses	841	1,081	1,151
Add: Loss associated with the dilution of equity method investees, net of tax	257	174	45
Add: Disposal loss(gain), net of tax	(4,659)	114	(6,569)
Add: Impairment of long-term investments, net of tax	165	—	298
Add: Fair value change of long-term investments, net of tax	—	(338)	(636)

Non-GAAP net income attributable to Baidu	4,553	7,433	6,685

	Three months ended
(In RMB millions except for ADS and per ADS information, unaudited)	September 30, 2017	June 30, 2018	September 30, 2018
Diluted earnings per ADS	24.05	18.14	35.26
Add: Accretion of the redeemable noncontrolling interests	(1.33)	—	—
Add: Non-GAAP adjustments to earnings per ADS	(9.71)	2.92	(16.25)

Non-GAAP diluted earnings per ADS	13.01	21.06	19.01

Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	349,911,767	352,994,277	351,587,467

Net cash provided by operating activities - Baidu Core	9,391	6,972	10,361
Less: Capital expenditures	(1,185)	(1,339)	(2,026)

Free cash flow - Baidu Core	8,206	5,633	8,335

Net cash provided by operating activities - iQIYI	1,462	156	994
Less: Capital expenditures	(112)	(166)	(193)

Free cash flow - iQIYI	1,350	(10)	801

Net cash provided by operating activities - consolidated	10,853	7,128	11,355
Less: Capital expenditures	(1,297)	(1,505)	(2,219)

Free cash flow - consolidated	9,556	5,623	9,136